Exhibit 11.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the inclusion of our reports (i) dated March 26, 2021, with respect to the balance sheets of Groundfloor Real Estate 1, LLC as of December 31, 2020 and 2019 and the related statements of operations, changes in member’s (deficit) equity, and cash flows for the years then ended, and (ii) dated March 15, 2021 with respect to the consolidated balance sheets of Groundfloor Finance Inc. and its subsidiaries as of December 31, 2020 and 2019 and the related statements of operations, changes in stockholders’ deficit, and cash flows for the years then ended, each of which appears in the accompanying Form 1-K of Groundfloor Real Estate 1, LLC.

Atlanta, Georgia

March 26, 2021

cbh.com